

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Huapeng Wu
Chief Executive Officer
Chindata Group Holdings Ltd
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

     Re: Chindata Group Holdings Ltd
         Form 20-F for the Fiscal Year Ended December 31, 2022
         File No. 001-39556

Dear Huapeng Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Disclosure Review Program

cc: Steve Lin